December 8, 2004


Victor P. Patrick, Esq., Senior Vice President
   General Counsel and Secretary
Walter Industries, Inc.
4211 W.  Boy Scout Boulevard
Tampa, Florida   33607-5724

Re	:	Walter Industries, Inc.
		Post-effective Amendment No. 1 to Registration Statement
		   on Form S-3 filed on December 2, 2004
		File No.:  333-117391

Dear Mr. Patrick:

	This is to advise you that the review of the above-captioned registration statement has been limited to monitoring the discussions under "Selling Securityholders" and "Plan of Distribution" and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders, page 69
1. Identify any selling shareholders who are broker/dealers or state that none are. Identify the selling shareholders who are affiliates of broker/dealers, as you refer to in footnote (3) to the table.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Dorine H. Miller, Financial Analyst at (202) 942-1949 or Pamela A. Long, Assistant Director at (202) 942-1950 if you have questions regarding the above comments.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Victor P. Patrick, Esq.
Walter Industries, Inc.
December 8, 2004
Page  2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE